UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of May, 2024

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation – PETROBRAS

(Translation of Registrant's name into English)

Avenida Henrique Valadares, 28 – 19th floor
20241-030 – Rio de Janeiro, RJ
Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: May 29, 2024

PETRÓLEO BRASILEIRO S.A–PETROBRAS

By: /s/ Carlos Alberto Rechelo Neto

______________________________

Carlos Alberto Rechelo Neto

Chief Financial Officer and Investor Relations Officer

Closing Session

Alex Murteira Célem
General Manager of the Campos Basin Business Unit,
PETROBRAS

Disclaimer

Estas apresentações podem conter previsões acerca de eventos futuros. Tais previsões refletem apenas expectativas dos administradores da Companhia sobre condições futuras da economia, além do setor de atuação, do desempenho e dos resultados financeiros da Companhia, dentre outros.

Os termos "antecipa", "acredita", "espera", "prevê", "pretende", "planeja", "projeta", "objetiva", "deverá", bem como outros termos similares, visam a identificar tais previsões, as quais, evidentemente, envolvem riscos e incertezas previstos ou não pela Companhia e, consequentemente, não são garantias de resultados futuros da Companhia. Portanto, os resultados futuros das operações da Companhia podem diferir das atuais expectativas, e o leitor não deve se basear exclusivamente nas informações aqui contidas. A Companhia não se obriga a atualizar as apresentações e previsões à luz de novas informações ou de seus desdobramentos futuros.

Os valores informados para 2024 em diante são estimativas ou metas. Adicionalmente, esta apresentação contém alguns indicadores financeiros que não são reconhecidos pelo BR GAAP ou IFRS. Esses indicadores não possuem significados padronizados e podem não ser comparáveis a indicadores com descrição similar utilizados por outras companhias. Nós fornecemos estes indicadores porque os utilizamos como medidas de performance da companhia; eles não devem ser considerados de forma isolada ou como substituto para outras métricas financeiras que tenham sido divulgadas em acordo com o BR GAAP ou IFRS.

AVISO AOS INVESTIDORES NORTE-AMERICANOS

A SEC somente permite que as companhias de óleo e gás incluam em seus relatórios arquivados reservas provadas que a Companhia tenha comprovado por produção ou testes de formação conclusivos que sejam viáveis econômica e legalmente nas condições econômicas e operacionais vigentes. Utilizamos alguns termos como descobertas, que as orientações da SEC nos proíbem de usar em nossos relatórios arquivados.

Schedule:

Celebration: 50 Years Since the Discovery of Campos Basin
50 Years of the First Drilled Oil Well – 1-RJS-9A

OTC Award: REVIT Marlim
The Largest Revitalization
Program of the Oil and Gas Industry

Future Perspectives of Campos Basin

WCMO and the Campos Basin Growth




Bacia de
Campos

50 Years Since the Discovery of Campos Basin

'Energy to discover new paths'

Society of Petroleum Engineers

SPE Brazil WCMO

CELEBRATION IN CAMPOS BASIN

50 Years of the First Drilled Oil Well– 1-RJS-9A





Petrobrás ânuncia a descoberta de poço de 5 mil barris diários

JORROU PETRÓLEO EM CAMPOS

Geisel inicia balanço das eleições

Convocando ao palácio do Planalto o comando político do governo, o Presidente Geisel iniciou ontem a análise das eleições do último dia 15. A reunião teve caráter preliminar e outras se realizarão — a próxima, ainda esta semana. Já se chegou, no entanto, a uma conclusão: o pleito representou um passo à frente na vida política nacional, bastando lembrar, como observou o próprio General Geisel, que estas foram as primeiras eleições a dispensarem o uso de tropas federais para garanti-las. (Página 3)

Rei Faiçal recebe Ueki e Reis Veloso

No começo, a prova real

O GLOBO

FUNDAÇÃO DE IRINEU MARINHO



Drillship Petrobras II

Responsible for drilling 1-RJS-9A

First Campos Basin oil well, november 22th, 1974

Society of Petroleum Engineers

SPE Brazil WCMO

OTC Award – REVIT Marlim

‘The Largest Revitalization Program of Mature Oil Fields in Deepwater in the World”

Marlim and Campos Basin Revitalization

A remarkable progress and an established legacy in deepwater mature oilfield technologies, applied in the revitalization of the Marlim Field and the entire deepwater Campos Basin, with significant reductions in greenhouse gas emissions.


OFFSHORE
TECHNOLOGY CONFERENCE

Marlim and other Campos Basin fields

2 new FPSOs in 2023 (150 kbpd - oil)
55% reduction of greenhouse gas emissions

OTC Distinguished Achievement Award

MADE POSSIBLE BY PIONEERING TECHNOLOGIES

1. TOT-3P well design
2. First geomechanical pulse
3. First comprehensive standardization of flexible pipe envelopes
4. New limits in deepwater cathodic protection
5. New tools and methodology for WCT life extension and reuse
6. New methodologies for life extension and reuse of flexible pipes and risers
7. First Deepwater Oil/Water Subsea Separation System
8. First pull-out campaign of risers by cutting them above-seawater level
9. First use of guided waves subsea ring


FIRST OIL: MAY 7TH 2023
FPSO ANNA NERY AT MARLIM FIELD


FIRST OIL: AUGUST 16TH 2023
FPSO ANITA GARIBALDI AT MARLIM FIELD

OTC Distinguished Achievement Award for Companies - 2024



Future Perspectives of Campos Basin

‘And the story is just beginning’

Future Perspective of Campos Basin

Barracuda-Caratinga Revitalization: - One new FPSO in 2029, enabling production up to 2052


ES
RJ
JUBARTE
RONCADOR
ALBACORA
Bacia de Campos
MARLIM LESTE
MARLIM SUL
TARTARUGA VERDE
ESPADARTE
Malha de Gás
P-43
Aliviador
Escoamento do Gás
REVIT
Aliviador
P-48

100 kbpd	OIL PRODUCTION CAPACITY
200 kbpd	LIQUID CAPACITY
28 WELLS	21 PRODUCERS 7 INJECTORS

Albacora Revitalization: Albacora Pre-salt development, with production overcoming 100 kboed


ES
REDUÇÃO DAS EMISSÕES DE CO2
120 Mil bpd
CAPACIDADE DE PRODUÇÃO
6 Milhões m³/d
CAPACIDADE DE GÁS
+ 225 km
DUTOS FLEXÍVEIS
+ 170 km
UMBILICAIS
ALBACORA
RJ
Bacia de Campos
MARLIM LESTE
MARLIM SUL
TARTARUGA VERDE
ESPADARTE
Pós-Sal
Pré-Sal

REDUCTION OF GREENHOUSE GAS EMISSIONS

120 Kbpd	OIL PRODUCTION CAPACITY
6 Mm³/d	GAS CAPACITY
+ 225 km	FLEXIBLE PIPES
+ 170 km	UMBILICAL

Life Extension of Old Platforms

P-38



US$ 10 MM

2035

P-53



US$ 390 MM

2036

P-51



US$ 534 MM

2048

P-56



US$ 636 MM

2050

P-40



US$ 269 MM

CAPEX

US$ 1.84 billion

Acquisition of new areas, investments in exploratory wells and seismic data

Developing Synergies with Revitalization Projects (Replacement of old SPUs)



JUBARTE
RONCADOR
ALBACORA
RJ
Campos Basin
VOADOR
MARLIM
MARLIM LESTE
BARRACUDA
CARATINGA
MARLIM SUL
TARTARUGA VERDE
ESPADARTE
SUDOESTE DE TARTARUGA VERDE
RAIA PINTADA
RAIA MANTA
DOIS IRMÃOS
ALTO DE CABO FRIO CENTRAL
SETOR SC-APS
Exploration
Production

+18 EXPLORATORY AND RESERVOIR DATA ACQUISITION WELLS UNTIL 2028

SEISMIC DATA ACQUISITION

NEW EXPLORATORY BLOCKS

* 2024-2028

WCMO and the Campos Basin Growth

Overview:

SESSION 1
Topside Integrity

- Learned Lessons – Petronas
- Tecnology Inovation – Vidya and PETROBRAS
- Offshore Classification Vision – DNV

SESSION 2
Tecnologies

- Peregrino –Equinor
- Golfinho – BW Energy
- Marlim – PETROBRAS
- Advanced Oil Recuperation – Repsol and ESSS O&G

SESSION 3
Wells

- Integrity manegement of mature field wells – Petrobras
- Challenges to Collapsed Well Abandonment – BW Energy
- Expandable Tecnologies Applications and Solutions– Salter Industries
- Octopoda - Expro

SESSION 4
Submarine Solutions

- Digital Twin, safety and sustaintability –PETROBRAS
- Production Allocation Challenges on tieback scenario - PRIO
- Revitalization Projects in Mature Fields with integrated systems development - OneSubsea
- Subsea Boosting, in Aasgard and Vigdis Fields, North Sea – Equinor

SESSION 5
Tupi, 15 years producing!

- Maneging and Maximizing Potential –PETROBRAS
- Tupi 2.0 Master Plan – PETROBRAS
- Challenges and Tecnologies to Ultra Deep Water Revitalization – PETROBRAS

Final Messages:

Networking and knowledge sharing

- Business Opportunities;
- Approximation between the largest operators and service providers in the area.

Focus on production maximization and life extension

- Tecnology and Inovation;
- Excellence in the safety of people and environment;
- Sustainability.

WCMO Consolidation in SPE Agenda, being the largest in the continente about the subject

NEXT EDITION:
May, 20th – 21th 2025

See You at the Next Edition!